EXHIBIT 99.1

Magal Security Systems Ltd. to Release Fourth Quarter and
Full Year 2016 Results on Wednesday, March 29, 2017

YEHUD, ISRAEL, March 13, 2017 -- Magal Security Systems Ltd. (NASDAQ: MAGS) today announced that it intends to publish its fourth quarter and full year 2016 results on Wednesday, March 29, 2017.

The Company will hold an investors’ conference call on the same day, at 10am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Israel Dial-in Number: 03 918 0609
UK Dial-in Number: 0 800 917 5108
International Dial-in Number:  +972 3 918 0609
at:
10am Eastern Time; 7am Pacific Time; 3pm UK Time; 5pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-s3.com.

About Magal Security Systems Ltd.

Magal is a leading international provider of solutions and products for physical and video security, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions. Magal solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors VMS / IVA technology, our cutting-edge PSIM (Physical Security Information Management system) Fortis4G 4th generation, and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1 646 688 3559 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com